As filed with the Securities and Exchange Commission on March 30, 2015

Securities Act File No. 333-198981

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 1

Credit Suisse Park View BDC, Inc.

(Exact name of registrant as specified in charter)

One Madison Avenue

New York, New York 10010

(Address of Principle Executive Offices)

212-325-2000

(Registrant’s telephone number, including area code)

Karen Regan

Vice President and Secretary

One Madison Avenue

New York, New York 10010

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-9294

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☒

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-198981) of Credit Suisse Park View BDC, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Credit Suisse Corporate Credit Solutions, LLC are included in Part A of this Registration Statement.

(2) Exhibits

(a)(1)	Articles of Amendment and Restatement of the Registrant*

(a)(2)	Articles of Incorporation of the Registrant(3)

(b)	Form of Bylaws of the Registrant(2)

(c)	Form of Voting Agreement(2)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Form of Dividend Reinvestment Plan(2)

(g)(1)	Amended and Restated Investment Advisory Agreement*

(h)(1)	Form of Dealer Manager Agreement(4)

(j)	Form of Amended and Restated Custodian Agreement(2)

(k)(1)	Form of Master Administration and Accounting Agreement with State Street Bank and Trust Company(2)

(k)(2)	Form of Co-Administration Agreement with Credit Suisse Asset Management, LLC, dated as of September 5, 2014(2)

(k)(4)	Senior Secured Revolving Credit Agreement by and among Credit Suisse Corporate Credit Solutions, LLC, the Lenders thereto and Capital One, N.A., as Administrative Agent, dated as of October 31, 2014(2)

(k)(5)	Guarantee, Pledge and Security Agreement by and among Credit Suisse Corporate Credit Solutions, LLC, to subsidiary Guarantors party thereto and Capital One, N.A., as Revolving Administrative Agent and Collateral Agent, dated as of October 31, 2014(2)

(k)(6)	Form of Indemnification Agreement between Registrant and the independent directors(2)

(l)	Opinion of Sutherland Asbill & Brennan LLP(3)

(n)	Consent of KPMG LLP(4)

(r)(1)	Code of Ethics(1)

(s)	Power of Attorney(3)

*	Filed herewith
(1)	Previously filed as an exhibit to this Registration Statement on Form N-2 filed on September 26, 2014.
(2)	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to this Registration Statement on Form N-2 filed on January 9, 2015.
(3)	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to this Registration Statement on Form N-2 filed on February 5, 2015.
(4)	Previously filed as an exhibit to Pre-Effective Amendment No. 3 to this Registration Statement on Form N-2 filed on March 13, 2015.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance And Distribution

SEC registration fee	$64,400

FINRA filing fee	75,500

Accounting fees and expenses	105,000	*

Blue Sky expenses	200,000	*

Legal fees and expenses	1,800,000	*

Printing and engraving	100,000	*

Transfer agent fees	—

Miscellaneous fees and expenses	120,000	*

Total	$2,464,900

* These amounts are estimates.

Item 28. Persons Controlled by or under Common Control

See “Management of the Company,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Holders of Securities” in the Prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at March 6, 2015.

Title of Class	Number of Record Holders

Common stock, $0.01 par value	1

Item 30. Indemnification

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Investment Advisory Agreement provides that the Adviser (and any of its affiliates, directors, officers, members, employees, agents, or representatives) shall not be liable to us for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of us, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and we shall indemnify, defend and protect the Adviser (and its affiliates, directors, officers, members, employees, agents, and representatives, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of us or our security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as our investment adviser. Notwithstanding the preceding sentence, and only until such time, if any, as our common stock is listed on a national securities exchange, we shall not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor shall we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) the Indemnified Party has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of (i) negligence or misconduct, in the case that the Indemnified Party is the Adviser, an affiliate of the Adviser or one of our officers, or (ii) gross negligence or willful misconduct, in the case that the Indemnified Party is a director who is also not one of our officers or our Adviser or an affiliate of our Adviser; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

Pursuant to the Co-Administration Agreement with the Adviser, the Registrant will indemnify, defend and protect the Adviser and certain of its related parties, and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorney’s fees and amounts reasonably paid in settlement) incurred by the Adviser and such related parties arising out of or otherwise based upon the performance of any of its obligations under the agreement. Such indemnity does not apply in instances of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties, by reason of reckless disregard of its duties and obligations under the Co-Administration Agreement or by reason of a material and knowing violation of United States securities laws.

Pursuant to the Administration Agreement, the Registrant will indemnify and hold State Street harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by State Street and its directors, officers, employees and agents resulting from any claim, demand, action or suit in connection with State Street’s acceptance of the Administration Agreement, any action or omission by State Street in the performance of its duties thereunder, or as a result of acting upon any instructions reasonably believed by State Street to have been duly authorized by the Registrant or upon reasonable reliance on information or records given or made by the Registrant or its investment adviser. However, such indemnification shall not apply to actions or omissions of State Street, its directors, officers, employees or agents in cases of its or their own fraud, negligence, willful misconduct, or bad faith.

Pursuant to the dealer manager agreement with Credit Suisse Securities (USA), LLC, the Registrant agrees to indemnify, defend and hold harmless the dealer manager, and certain of its related parties, against any and all claims, demands, liabilities and expenses (including the cost of investigating and defending such claims, demands or liabilities, including attorney’s fees) incurred by the dealer manager arising out of or based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any of the Registrant’s documents; (b) any omission or alleged omission to state a material fact required to be stated in any of the Registrant’s documents or necessary to make the statements in such documents not misleading; provided, however, that the Registrant’s agreement to indemnify the dealer manager certain of its related parties shall not be deemed to cover any claims, demands, liabilities or expenses arising out of or based upon any statements or representations made by the dealer manager or its representatives or agents that are inconsistent with or vary from statements and representations contained in any of the Registrant’s documents and in such financial and other statements relating to the Company as provided to the dealer manager by us; or (c) the Registrant’s breach of the dealer manager agreement.

The Registrant has entered into indemnification agreements with its independent directors. The indemnification agreements are intended to provide the Registrant’s independent directors the maximum indemnification permitted under applicable law. Each indemnification agreement provides that the Registrant shall indemnify and advance expenses to the independent director who is a party to the agreement (an “Indemnified Person”) against money damages actually and reasonably incurred by such Indemnified Person in connection with any claim or proceeding that is asserted against such Indemnified Person arising out of such person’s service to the Registrant.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Adviser.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-37170), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant at One Madison Avenue, New York, New York 10010;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, is 6201 15th Avenue, Brooklyn, New York 11219;

(3)	the Custodian, State Street Bank and Trust Company, is 225 Franklin Street, Boston, Massachusetts 02110;

(4)	the Adviser at One Madison Avenue, New York, New York 10010; and

(5)	the Administrators: the Adviser at One Madison Avenue, New York, New York 10010 and State Street Bank and Trust Company at 225 Franklin Street, Boston, Massachusetts 02110.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement, or (ii) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 30th day of March, 2015.

By:	/s/ John G. Popp
Name: John G. Popp
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities set forth below on the 30th day of March, 2015. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date

/s/ John G. Popp
John G. Popp	Chief Executive Officer and President (Principal Executive Officer)	March 30, 2015

/s/ Bruce S. Rosenberg
Bruce S. Rosenberg	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2015

/s/ Enrique R. Arzac*
Enrique R. Arzac	Director	March 30, 2015

/s/ Steven N. Rappaport*
Steven N. Rappaport	Chairman of the Board	March 30, 2015

* By:	/s/ Karen Regan
Karen Regan, as Attorney-in-fact